Filed Pursuant to Rule 433

Registration No. 333-155416-02

Pricing Term Sheet

November 12, 2009

Issuer:	Ameren Energy Generating Company
Expected Ratings (Moody’s/S&P/Fitch)*:	Baa3 (stable outlook)/BBB- (stable outlook) /BBB+ (negative outlook)
Issue:	6.30% Senior Notes, Series I, due 2020
Offering Size:	$250,000,000
Coupon:	6.30% per annum
Trade Date:	November 12, 2009
Settlement Date:	November 17, 2009
Maturity:	April 1, 2020
Treasury Benchmark:	3.625% due August 15, 2019
US Treasury Spot:	101-4 ¾
US Treasury Yield:	3.485%
Spread to Treasury:	+285 basis points
Re-offer Yield:	6.335%
Price to Public (Issue Price):	99.746%
Gross Proceeds:	$249,365,000
Interest Payment Dates:	April 1 and October 1, commencing April 1, 2010
Optional Redemption:	Make-Whole Call, at any time at a discount rate of Treasury plus 45 basis points
CUSIP:	02360X AM9
Minimum Denomination:	$2,000 x $1,000
Joint Book-Running Managers:	Barclays Capital Inc., Morgan Stanley & Co. Incorporated, RBS Securities Inc. and Scotia Capital (USA) Inc.
Co-Managers:	Fifth Third Securities, Inc., KeyBanc Capital Markets Inc., Loop Capital Markets and Morgan Keegan & Company, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, RBS Securities Inc. toll-free at 1-866-884-2071 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.

*  A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.